Filed pursuant to Rule 424(b)(4)
Registration No. 333-135174
3,286,218 Shares of Common Stock
131,219 Class A Warrants
131,219 Class B Warrants
          This prospectus covers the sale of up to:
■	2,892,561 shares of our common stock to be issued upon the exercise of redeemable Class A warrants and non-redeemable Class B warrants issued in our initial public offering as a component of the units sold by us in the offering;

■	131,219 shares of our common stock, 131,219 Class A warrants and 131,219 Class B warrants to be issued upon the exercise of the underwriter’s warrants issued by us in connection with our initial public offering; and

■	262,438 shares of our common stock to be issued upon the exercise of the Class A warrants and Class B warrants underlying the underwriter’s warrants.
          In addition, this prospectus covers additional shares issuable pursuant to the Class A warrants and Class B warrants as a result of stock dividends declared by us since the issuance of the warrants.
          Our initial public offering was completed on February 12, 2007. Holders of the Class A warrants and Class B warrants issued as a component of the units sold by us in the offering may currently purchase 1.276 shares of common stock for each warrant exercised. This includes the additional shares issuable as a result of the stock dividends we have declared since the issuance of the warrants through April 14, 2008. The Class A warrants and the Class B warrants are exercisable at $8.25 per share and $11.00 per share, respectively, at any time on or before February 13, 2012.
          The underwriter’s warrants were issued by us in connection with our initial public offering and are dated as of February 16, 2007. The holder of the underwriter’s warrants may purchase up to an aggregate of 131,219 units, each unit consisting of one share of our common stock, one Class A warrant and two Class B warrants, each warrant to purchase 1.276 shares of common stock. This includes the additional shares issuable as a result of the stock dividends we have declared since the issuance of the units through April 14, 2008. The representative’s warrants are exercisable at $6.60 per unit and expire on February 13, 2012.
          Our common stock, Class A warrants and Class B warrants are quoted on the Nasdaq Capital Market under the symbols “COIN,” “COINW” and “COINZ.” The last sale price of the common stock, Class A warrants and Class B warrants on May 22, 2008 was $7.91, $3.97 and $4.55, respectively.
          These are speculative securities. Investing in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is June 16, 2008.

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY
     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 3. References to “we,” “us,” “our,” “Converted Organics” or the “Company” mean Converted Organics Inc. and its wholly owned subsidiaries.
The Offering
          We are registering 3,286,218 shares of our common stock issuable by us upon exercise of outstanding Class A warrants, Class B warrants and the underwriter’s warrants. These shares include:
■	2,892,561 shares issuable to public investors that received Class A warrants and Class B warrants from us as a component of the units sold in our initial public offering of securities. The redeemable Class A warrants give those investors the right to purchase 1,093,261 shares of our common stock at $8.25 per share at any time on or before February 13, 2012. The non-redeemable Class B warrants give those investors the right to purchase 1,799,300 shares of our common stock at $11.00 per share at any time on or before February 13, 2012. In addition, the holders of the warrants are entitled to additional shares issuable pursuant to the Class A warrants and Class B warrants as a result of stock dividends declared by us since the issuance of the warrants. As of the date of this prospectus, each Class A warrant and Class B warrant may currently purchase 1.276 shares of common stock for each warrant exercised.

■	393,657 shares issuable to the underwriter of our initial public offering pursuant to units issuable upon exercise of the underwriter’s warrants issued in connection with the offering (including shares issuable upon the exercise of the Class A warrants and Class B warrants underlying the units at $8.25 and $11.00 per share, respectively). This does includes the additional shares issuable in connection with the exercise of the warrants as a result of the stock dividends we have declared since the issuance of the warrants through April 14, 2008.
          We are also registering 131,219 Class A warrants and 131,219 Class B warrants issuable upon exercise of the underwriter’s warrants granted by us in connection with our initial public offering. The holder of the underwriter’s warrants may purchase up to an aggregate of 131,219 units, each unit consisting of one share of our common stock, one Class A warrant and one Class B warrant. The representative’s warrants are exercisable at $6.60 per unit and expire on February 13, 2012.

Common stock outstanding	5,554,277 shares as of May 12, 2008

Use of proceeds	We will receive the exercise price upon the exercise of any Class A or Class B warrants. We intend to use the proceeds to purchase capital equipment and pay engineering and design fees for the construction of our third processing line; to purchase and install equipment to permit us to manufacture market specific product; and for working capital purposes.

Nasdaq Capital Market symbols	Common stock: COIN
Class A warrants: COINW
Class B warrants: COINZ

Risk factors	Investing in these units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus.

          Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.
          We had 5,554,277 shares of common stock issued and outstanding as of May 12, 2008. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:
■	assumes no additional exercises of the Class A and Class B warrants;

■	assumes no additional exercises of the representative’s warrant;

■	assumes no issuance of stock dividends pursuant to our stock dividend program after April 14, 2008; and

■	excludes 513,000 shares underlying outstanding options under our 2006 Stock Option Plan; and

■	excludes 1,013,667 shares reserved under our 2006 Stock Option Plan for future issuance.

RISK FACTORS
     If you purchase our securities, you will assume a high degree of risk .. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained elsewhere in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our securities to decline, which could cause you to lose all or part of your investment ..
Risks Relating to Our Business
We are an early-stage venture with limited operating history, and our prospects are difficult to evaluate.
          Until the first quarter of 2008 when we initially began to report revenues, we had not operated any facility, nor had we sold any products. Our activities have been limited to developing our business, and consequently there is no historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which may have a material negative effect on our financial performance.
We expect to incur significant losses for some time, and we may never operate profitably.
          For the period from May 2, 2003 (inception of our predecessor companies) through March 31, 2008, we incurred an accumulated net loss of approximately $12.8 million. Despite generating revenue from our Gonzales facility beginning in February 2008, we will continue to incur significant losses. In order to achieve profitability, we must successfully complete the construction of our proposed Woodbridge, New Jersey facility, the expansion of our Gonzales, California facility, and become fully operational at each facility. There is no assurance that we will be successful in our efforts to build and operate an organic waste conversion facility. Even if we successfully meet our objectives and begin full operations, there is no assurance that we will be able to operate or maintain profitability.
We are generating nominal cash flow from operations, have limited sources of liquidity, and are restricted in our ability to borrow additional funds.
          We commenced operations at our Gonzales facility in the first quarter of 2008, and this facility is our sole means of generating internal cash. Approximately $14.6 million of the net proceeds from our February 2007 equity and bond offerings, together with $4.6 million of lease financing provided by the landlord, will be used to build our Woodbridge facility , which is expected to commence operations at the end of the second quarter of 2008. We believe that the remaining $10.8 million net proceeds from the equity and bond offerings, along with the proceeds of the exercise of our publicly held Class A Warrants, which totaled approximately $6.0 million during the first quarter of 2008, and revenues from the Gonzales facility, will be sufficient to sustain our operations until the Woodbridge facility is completed, and, if the completion is delayed, until at least the end of 2008. Notwithstanding the foregoing, we will be required to raise additional funds in order to build our planned facility in Rhode Island, to refinance our current debt, or if we were to encounter unexpected expenses in connection with our operations. We do not have any commitments for additional equity or debt funding, and, moreover, we would not be permitted to borrow any future funds unless we obtain the consent of the bondholders of the New Jersey Economic Development Bonds.
If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
          Failure to manage effectively our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, securing a lease for our Woodbridge facility and options for additional facilities, and purchasing and upgrading our Gonzales facility. The transition to a converter of waste and manufacturer and vendor of fertilizer products requires effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.

Our plan to develop relationships with strategic partners and vendors may not be successful.
          As part of our business strategy, we will need to develop short- and long-term relationships with strategic partners and vendors to conduct growth trials and other research and development activities, to assess technology, to engage in marketing activities, and to enter into waste collection, real estate development and construction agreements. For these efforts to succeed, we must identify partners and vendors whose competencies complement ours. We must also enter into agreements with them on attractive terms and integrate and coordinate their resources and capabilities with our own. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited or delayed.
We may be unable to effectively implement new transaction accounting, operational and financial systems.
          To manage our operations, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls, and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. Our planned systems, procedures and controls may be inadequate to support our future operations.
Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
          Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.
Constructing and equipping our Woodbridge facility may take longer and cost more than we expect.
          Equipping and completing our Woodbridge facility has required and will continue to require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns, including the cost of raw materials such as stainless steel, and other start-up and operating difficulties. Our conversion processes at the Woodbridge facility will use custom-built, patented equipment that may not be delivered and installed in our facility in a timely manner for many reasons, including but not limited to the inability of the supplier of this equipment to perform. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our Woodbridge facility, and our results may be materially affected. We also may encounter similar difficulties in constructing and equipping our future facilities which may also have a material and adverse effect on our operating results.
We have little or no experience in the organic waste or fertilizer industries, which increases the risk of our inability to build and operate our facilities.
          We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, but not organizing the construction, equipping and start up of an organic waste conversion facility, and governing and operating a public company. In addition, none of our directors has any experience in the organic waste or fertilizer products industries. As a result, we may not develop our business successfully.
We will depend on contractors unrelated to us to build our Woodbridge facility, and their failure to perform could harm our business, and hinder our ability to operate profitably.
          We have entered into guaranteed maximum price contracts with construction, mechanical, and electrical contractors to build our Woodbridge facility. Although we believe each of these companies is qualified, we have no prior experience with any of them. If any company were to fail to perform, there is no assurance that we would be able to obtain a suitable replacement on a timely basis.

We license technology for our Woodbridge facility from a third party, and our failure to perform under the terms of the license could result in material adverse consequences.
          We intend to use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that will be obtained from International Bio-Recovery Corporation, or IBRC. The license contains various performance criteria, and if we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment that may not be available on a timely basis or at all. If we are unable to use different technology and equipment, we may not be able to operate the Woodbridge facility successfully. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, the occurrence of such event will adversely affect our Woodbridge operations and revenues.
The EATAD technology we will use to operate our Woodbridge facility is unproven at the scale we intend to operate.
          While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion process, or EATAD, its plant is smaller than our planned Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size.
Our Woodbridge facility site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay construction and delay our ability to generate revenue.
          There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge facility site or any additional facility sites that may delay the construction of our organic waste conversion facilities. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.
We may not be able to successfully operate our Woodbridge facility.
          Although we intend to hire a firm with substantial operational experience to operate our Woodbridge facility, we have not developed or operated any manufacturing facilities of any kind. Our Woodbridge facility, if completed, would be the first commercial facility of its kind in the United States and may not function as anticipated. In addition, the control of the manufacturing process will require operators with extensive training and experience which may be difficult to attain.
Our lack of business diversification may have a material negative effect on our financial performance.
          We expect to have only two planned products to sell to customers to generate revenue: dry and liquid soil amendment products. We do not expect to have any other products. Although we also expect to receive “tip” fees, our lack of business diversification could have a material adverse effect on our operations.
We may not be able to manufacture products from our planned facilities in commercial quantities or sell them at competitive prices.
          To date, we have not produced any products other than from our Gonzales facility. We may not be able to manufacture products from our Woodbridge facility or other planned facilities in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products.
          We currently have limited sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and these parties may fail to commercialize these products successfully. Our planned products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.

Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
          Our current and potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
          Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, the number of fertilizer products registered as “organic” with the Organic Materials Review Institute increased by approximately 50% from 2002 to 2005. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, adversely affecting our financial performance.
Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
          Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. We do not presently maintain product liability insurance, and any product liability insurance we may obtain may not be adequate to cover claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
          Energy costs, particularly electricity and natural gas, are expected to constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient organic material.
          Competing disposal outlets for organic food waste and increased demand for applications such as biofuels may develop and adversely affect our business. To fully utilize the tip floor and to manufacture our products, we are dependent on a stable supply of organic food waste. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, resulting in reduced revenues and net income.
Our license agreement with IBRC restricts the territory into which we may sell our planned products and grants a cooperative a right of first refusal to purchase our products.
          We have entered into a license agreement with IBRC which among other terms contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative of which IBRC is a member a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to easily absorb the amount of product we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. We may in addition become completely dependent on a third party for the sale of our products.
Our fertilizer products from our Woodbridge facility will be sold under an unproven name.
          Our licensing agreement with IBRC requires that we market our planned products from our Woodbridge facility under the brand name “Genica.” No fertilizer products have been sold in our geographic market under that name, and the name may not be accepted in our marketplace.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
          We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in termination of our license agreement.
          If our use of the IBRC licensed technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. Although IBRC has agreed to bear the costs of such defense, if the licensed technology is found by a court to be infringing, IBRC may terminate the license agreement, which may prevent us from continuing to operate our conversion facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC to continue to operate.
          If a third party is allegedly infringing any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Our High Temperature Liquid Composting, or HTLC, technology imposes obligations on us related to infringement actions that may become burdensome.
          If our use of our HTLC technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. In such an event, we may become obligated to find alternative technology or to pay a royalty to a third party to continue to operate. If a third party is allegedly infringing any of our HTLC technology, then we may attempt to enforce our intellectual property rights. In general, our possession of rights to use the know-how related to our HTLC technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers may be required at our expense. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Development of our business is dependent on our ability to obtain additional debt financing which may not be available on acceptable terms.
          We may need to obtain significant debt financing in order to develop manufacturing facilities and begin production of our products. Each facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs will be available to finance our requirements, market rate or non-government sponsored debt could also be used. However, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
          We will need to obtain additional debt and equity financing to complete subsequent phases of our business plan. We may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect your rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to execute our business plan, and will have a material adverse effect on our revenues and net income.
Our agreements with our bond investor may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from borrowing additional funds, repaying other indebtedness or paying dividends or taking other actions to manage or expand our business.
          The terms of the bond guaranty executed by us as manager of Converted Organics of Woodbridge LLC, prohibit us from paying debt and other obligations that funded our working capital until certain ratios of Earnings Before Interest, Taxes, Depreciation and Amortization to debt service are met. As of March 31, 2008, we had approximately $375,000 and $90,000 of indebtedness, other than our bonds, which mature on December 31, 2008 and May 2, 2009, respectively.
Mandatory redemption of our bonds could have a material adverse effect on our liquidity and cash resources.
          Our bonds are subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control of the company occurs and under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds, plus interest. If we are unable to obtain additional financing from other sources, the requirement that we pay cash in connection with such mandatory redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
The communities where our facilities may be located may be averse to hosting or oppose our construction of waste handling and manufacturing facilities.
          Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities.
Our facilities will require certain permits to operate, which we may not be able to obtain or obtain on a timely basis.
          For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a water discharge permit, a storm water runoff permit, and building construction permits. We may not be able to secure all the necessary permits on a timely basis or at all, which may prevent us from operating the facility according to our business plan.
          For our additional facilities, we may need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Lack of permits to construct, operate or maintain our facilities will severely and adversely affect our business.
Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.
          We will be subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not granted, construction costs for our organic waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.

Our strategic plan for development and construction of operating facilities in Rhode Island, Massachusetts and New York requires additional debt and/or equity financing and working capital during the construction periods.
          Our strategic plan calls for us to develop and build future operating facilities. These facilities will require us to raise additional fund for the development and construction of these facilities and for working capital during the construction process. There is no guarantee that we will be able to raise those funds.
As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and expose us to risk of non-compliance.
          As a public company, we are subject to numerous legal and accounting requirements. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
Risks Related to Investment in Our Securities
The Class A warrants may be redeemed on short notice, which may have an adverse effect on their price.
          Once the registration statement of which this prospectus is a part becomes effective, we may redeem the Class A warrants for $0.25 per warrant on 30 days’ notice at any time after the date on which the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $9.35 for five consecutive trading days. If we give notice of redemption, holders of our Class A warrants will be forced to sell or exercise the Class A warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A warrants they hold.
While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.
          During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
          We have agreed to pay a 5% common stock dividend to holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. The additional shares of our common stock distributed pursuant to such stock dividends could cause the market price of our common stock to decline and could have an adverse effect on our earnings per share, if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.
          For you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants. If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. In summary, you may encounter circumstances in which you will be unable to exercise the Class A or Class B warrants. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the Class A or Class B warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class A or Class B warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements concern our operations , economic performance and financial condition and are based on our current expectations, assumptions, estimates and beliefs about us and our industry. When we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “ will,” “could,” “potential,” “ project” or similar expressions, we are making forward-looking statements.
          These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other important factors, some of which are beyond our control, which could cause our actual results to differ materially from our expectations. These risks, uncertainties and other factors are described under “Risk Factors” and discussed elsewhere in this prospectus.
          We caution you not to place undue reliance on forward-looking statements. These cautionary statements should not be construed by you to be exhaustive, and they are made only as of the date of this prospectus.
USE OF PROCEEDS
          We may receive gross proceeds of up to $33.3 million, before deducting expenses estimated at $50,000, from the exercise of the Class A warrants and Class B warrants, the representative’s warrants and the Class A warrants and Class B warrants underlying the representative’s warrants. We will retain discretion over the use of the net proceeds we may receive from this offering, but we currently intend to use such proceeds, if any, to purchase capital equipment and pay engineering and design fees for the construction of our third processing line , to purchase and install equipment to permit us to manufacture market specific product , and for working capital purposes.

DIVIDEND POLICY
          Beginning with the first quarter of 2007, we approved the disbursement of a 5% common stock dividend to all holders of record of our common stock at the end of each calendar quarter until our Woodbridge facility commences commercial operations. We paid the dividend at the end of each quarter of 2007 and at the end of the first quarter of 2008. Pursuant to the stock dividend program, we will not issue fractional shares or shares with respect to the calendar quarter in which we commence commercial operations.
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. The terms of our New Jersey bond issue will restrict our ability to pay cash dividends. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon, in addition to the terms of the New Jersey bond financing as well as any future bond or bank financings, our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION
     The following table is derived from our unaudited financial statements as of March 31, 2008 and sets forth our:
■	Actual capitalization as of March 31, 2008;

■	Pro forma capitalization as of March 31, 2008 after giving effect to: (i) the exercise of all outstanding Class A and Class B Warrants at $8.25 per warrant and $11.00 per warrant, respectively; (ii) the exercise of 131,219 underwriter warrants for 131,219 units (a unit comprising one share of common stock and one Class A Warrant and one Class B Warrant); (iii) the exercise of 131,219 Class A warrants issued pursuant to (ii) above, and the exercise of 131,219 Class B warrants issued pursuant to (ii) above.

	March 31, 2008
	Actual	Pro Forma as Adjusted
DEBT

Term notes payable	$464,170	$375,000

Note payable	2,320,813	2,320,813

Convertible note payable - current	940,594	940,594

Promissory note	500,000	500,000

Mortgage payable	254,290	254,290

Bonds payable	17,500,000	17,500,000

Total debt	21,979,867	21,890,697

OWNERS’ EQUITY
Preferred stock, $.0001 par value, authorized 25,000,000 shares; no shares issued and outstanding	$—	$—

Common stock, $.0001 par value, authorized 75,000,000 shares, 5,528,010 shares issued and outstanding at March 31, 2008 actual; 9,685,954 shares issued and outstanding pro forma as adjusted	552	968

Additional paid-in capital	21,214,816	53,418,114

Member’s equity	28,549	28,549

Deficit accumulated during the development stage	(12,774,590)	(12,774,590)

Total owners’ equity	8,469,327	40,673,041

          This table should be considered in conjunction with the sections of this registration statement captioned “Use of Proceeds” and “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” as well as the financial statements and related notes included by reference elsewhere in this registration statement.

DILUTION
          Our Class A warrants are redeemable by us at any time for $.25 per warrant, so you may be required to either exercise the Class A warrant for $8.25 per warrant or have them redeemed. Our Class B warrants are not redeemable by us. If you exercise your warrants your interest will be diluted to the extent of the difference between the exercise price of our warrants and the as adjusted net tangible book value per share of our common stock after this offering. Below we illustrate the dilution you will incur if all our Class A warrants are exercised, and if all our Class A warrants and Class B warrants are exercised.
Dilution Upon Exercise of Class A Warrants
          Our net tangible book value as of March 31, 2008 was $8,469,327 or $1.53 per outstanding share of common stock. Without giving effect to any changes in the net tangible book value after March 31, 2008 other than:
■	the exercise of 1,093,261 Class A warrants at $8.25 per warrant;

■	the exercise of 131,219 underwriter units at $6.60 per unit; and

■	the exercise of 131,219 Class A (underwriter) warrants at $8.25 per warrant;
our pro forma net tangible book value at March 31, 2008 was $19,437,332 or $2.82 per outstanding share of common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our warrants in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $1.29 per share of capital stock to existing stockholders and an immediate dilution of $5.25 per share of common stock to the new investors who exercise Class A warrants in this offering. The following table illustrates this per share dilution:

Weighted average exercise price of warrants		$8.07

Net tangible book value as of March 31, 2008	$1.53

Increase in net tangible book value per share attributable to new investors	$1.29

As adjusted net tangible book value per share after this offering		2.82

Dilution in net tangible book value to new investors		$5.25

Dilution Upon Exercise of Class A and Class B Warrants
          Our net tangible book value as of March 31, 2008 was $8,469,327 or $1.53 for outstanding share of common stock. Without giving effect to any changes in the net tangible book value after March 31, 2008 other than:
■	the exercise of 1,093,261 Class A warrants at $8.25 per warrant;

■	the exercise of 1,799,300 Class B warrants at $11.00 per warrant;

■	the exercise of 131,219 underwriter units at $6.60 per unit

■	the exercise of 131,219 Class A (underwriter ) Warrants at $8.25 per warrant; and

■	the exercise of 131, 219 Class B (underwriter) warrants at $11.00 per warrant;
our pro forma net tangible book value at March 31, 2008 was $40,673,041 or $4.61 per outstanding share of common stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our warrants in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $3.08 per share of capital stock to existing stockholders and an immediate dilution of $5.19 per share of common stock to the new investors who exercise the Class A and Class B warrants in this offering. The following table illustrates this per share dilution:

Weighted average exercise price of warrants		$9.80

Net tangible book value as of March 31, 2008	$1.53

Increase in net tangible book value per share attributable to new investors	$3.08

As adjusted net tangible book value per share after this offering		4.61

Dilution in net tangible book value to new investors		$5.19

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of financial condition and results of operations together with our consolidated financial statements and accompanying notes incorporated by reference in this prospectus. See “Incorporation by Reference.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
Introduction
          Our operating structure is composed of our parent company, Converted Organics Inc., and two wholly owned operating subsidiaries. The first is Converted Organics of Woodbridge, LLC, which includes the start up operation of our Woodbridge, New Jersey facility, and second, Converted Organics of California, LLC, which includes the operating activity of our Gonzales, California facility. We are transitioning from a development stage company that first recorded revenues during the first quarter of 2008 (of approximately $260,000) to a fully operational company that constructs and operates processing facilities that will use food waste as raw material to manufacture all-natural soil amendment products combining nutritional and disease suppression characteristics. In addition to our current sales in the agribusiness market, we plan to sell and distribute our products in the turf management and retail markets.
          Woodbridge Facility
          As of May 1, 2008, we had expressions of interest for approximately 55% of the output from our planned Woodbridge facility. We have obtained a long-term lease for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord is modifying and that we will equip as our first internally constructed organic waste conversion facility. We currently have no operations at that facility and do not expect to generate revenue from that facility until it is operational, and we expect to commence operations at the end of the second quarter of 2008. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. During the first four to six months of operations at our Woodbridge facility we expect to incur operating losses and we may not generate sufficient cash to pay for the anticipated operating expenses. We plan to use funds we have already received from the exercise of Class A warrants to fund the working capital requirements at that facility until it becomes cash flow positive. We currently estimate that we must achieve a sales level of $550,000 per month to be cash flow positive at the Woodbridge facility. We hope to achieve sales at that level per month before the end of 2008.
          UOP Acquisition; Gonzales Facility
          On January 24, 2008, we acquired the net assets of United Organic Products, LLC, or UOP, which was under common ownership with an entity called Waste Recovery Industries, LLC, or WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as our Gonzales facility, which is a state-of-the-art production facility that services a strong West Coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for us in February 2008. The purchase price of $2,500,000 was paid in cash of $1,500,000 and notes payable of $1,000,000. The note matures on February 1, 2011, has an interest rate of 7% per annum, is payable monthly in arrears, and is convertible into our common stock six months after the acquisition date for a price equal to the average closing price of our common stock on the Nasdaq market for the five days preceding conversion.
           The Gonzales facility generated revenue during the first quarter of 2008 of approximately $260,000, and we plan to increase revenue from the Gonzales facility by increasing its production capacity. We intend to fund the build-out needed to increase capacity at the Gonzales facility from the $4.5 million received from the January 2008 financing described below. We plan to add capacity to the Gonzales plant during the first nine months of 2008, whereby the plant would produce approximately three times its current production and would be capable of producing both liquid and solid products.
          We expect that the cash flow generated from the Gonzales facility will be sufficient to sustain its operation regardless of whether we are able to increase capacity. If capacity is increased, we expect the cash flow from the Gonzales facility for the year to offset some of the losses we expect to incur in connection with the start up of the Woodbridge facility and remainder of our operations. However, the cash flow will not be sufficient to offset all of the anticipated losses.

          WRI Acqusition
          On January 24, 2008, we acquired the assets, including the intellectual property, of WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or the HTLC system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products. The purchase price of $500,000 was paid with a 7% short-term note that matured and was repaid on May 1, 2008. Interest on that note was paid monthly. In addition, the purchase agreement provides for a technology fee payment of $5,500 per ton of waste-processing capacity that is added to plants that were not planned at the time of this acquisition and that use this new technology. The per-ton fee is not payable on the Woodbridge facility, the facility that is being planned in Rhode Island, or the Gonzales facility acquired in the acquisition or the currently planned addition thereto, except to the extent that capacity (in excess of the currently planned addition) is added to the Gonzales facility in the future. Also, the purchase agreement provides that if we decide to exercise our right, obtained in the WRI acquisition, to enter into a joint venture with Pacific Seafood Inc. for the development of a fish waste-processing product (which we refer to as the “Eureka product”), we will pay 50% of our net profits earned from this Eureka product to the seller of WRI. Combined payments of both the $5,500 per ton technology fee and the profits paid from the Eureka product, if any, is capped at $7.0 million with no minimum payment required. In April 2008, we entered into an agreement with Pacific Seafoods Inc. whereby we will pay Pacific Seafood 50% of the net profits from the Eureka product. As of the date hereof, no profits have been earned from the Eureka product. The contingent profit-sharing payments under our agreement with Pacific Seafoods will be accounted for as expenses of the appropriate period, in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.” In addition, we may be obligated to make certain technology payments under our purchase agreement with WRI. We estimate that no such payments will be payable in the twelve months following the acquisition. Payments, if any, after that will be expensed as incurred.
          January 2008 and Bridge Financing
          On January 24, 2008, we entered into a private financing with three investors for a total amount of $4,500,000. The financing was offered at an original issue discount of 10%. We used the proceeds to fund the acquisitions described above, to fund further development activities and to provide working capital. As consideration for the financing, the investors received a note in the amount of $4,500,000 with interest accruing at 10% per annum to be paid monthly and with the principal balance to be paid by January 24, 2009. In addition, we issued to the investors 750,000 Class A warrants and 750,000 Class B warrants, exercisable at $8.25 and $11.00 per warrant share, respectively. A placement fee of $225,000 was paid from the proceeds of this loan.
          In connection with the financing, we agreed we would have a shareholder vote to seek approval to issue a convertible debenture in exchange for the note with an interest rate of 10% per annum which would be convertible into common stock. In April 2008, we received shareholder approval and the note was replaced by this convertible debenture and one half of each of the Class A warrants and of the Class B warrants issued were returned to us. The convertible debenture provides the investors the option, at any time on or before maturity date, which is January 24, 2009, to convert the outstanding principal of the convertible debenture into shares of our common stock at the rate per share equal to the lowest of (a) the fixed conversion price of $6.00 per share, (b) the lowest price, conversion price or exercise price set by us in any equity financing transaction, convertible security, or derivative instrument issued after January 24, 2008, or (c) the default conversion price, which is, if and so long as there exists an event of default, 70% of the average of the three lowest closing prices of common stock during the twenty day trading period immediately prior to the notice of conversion.
          In connection with the financing, we entered into a registration rights agreement with the investors which called for us to register the securities within certain time periods. We had 10 days from shareholder approval, with an additional 7 day extension, to register the shares issuable under the convertible debenture and we had 90 days from the filing of a registration statement (filed on February 13, 2008) for the warrants and the underlying shares to be declared effective by the SEC. We filed the registration statement relative to the convertible debenture concurrently with this prospectus and the registration statement filed for the warrants has not been declared effective. The registration rights agreement calls for $90,000 per month in liquidated damages, payable in cash, if we don’t file the registration statement for the convertible debenture and liquidated damages equal to the average closing price of 375,000 Class A warrants and 375,000 Class B warrants for each 30 day period, commencing May 13, 2008, and multiplying that average by 2% for each 30 day period that the registration statement is not declared effective.
          Therefore, on April 24, 2008, we began to incur liquidated damage obligations in connection with the convertible debenture of $90,000 per month and as of May 13, 2008 we began to incur liquidated damage obligations in connection with the warrants according to the formula described above. The maximum amount of liquidated damages relative to the warrant registration statement and the convertible debenture is equal to 10% of the face amount of the convertible debenture or $450,000 (10% of $4,500,000). We have accrued $180,000 for the obligation in the quarter ended March 31, 2008.

          Also in connection with this financing, we entered into a Security Agreement with the investors whereby we granted the investors a security interest in Converted Organics of California, LLC and any and all assets that are acquired by the use of funds from the financing. In addition, we granted the investors a security interest in Converted Organics of Woodbridge, LLC and all assets subordinate only to the current lien held by the holder of the bonds issued in connection with the Woodbridge facility of approximately $17,500,000.
          In connection with our February 2007 initial public offering, we issued certain bridge lenders Class A and Class B warrants. High Capital Funding, LLC has recently indicated that we defaulted with respect to certain registration rights and consequently owe them liquidated and consequential damages. To date, no formal claims have been made by any of the bridge lenders, and if any claims are made, we believe we have adequate defenses. We do not agree with the position of High Capital Funding, LLC. Furthermore, we are not able to reasonably estimate the amount of any claims that may be brought in the future, if any.
          Rhode Island Facility
          We have acquired an option on a long-term lease for a facility in Rhode Island. Permits have not been issued nor has construction begun at the Rhode Island location. The option for the lease in Rhode Island expires on January 9, 2011 and we paid a fee of $20,000 to secure the option.
Construction and Start-up Period
          We have commenced plant construction activities on our Woodbridge facility. Our process engineer, Weston Solutions, Inc., has completed the design, mass balance, energy balance, and process flow drawings for the Woodbridge facility. This work formed the basis for soliciting bids for a guaranteed maximum price contract for the construction of the Woodbridge facility. In addition, our management team has been focused primarily on constructing the Woodbridge facility, conducting start-up trials and bringing operations to full-scale production as quickly as practicable. We have budgeted approximately $14.6 million for the design, building, and testing of our facility, including related non-recurring engineering costs. The capital outlay of $14.6 million will come from the $25.4 million raised by our initial public offering of stock and the issuance of New Jersey Economic Development Bonds, both of which closed on February 16, 2007 and does not include $4.6 million of lease financing provided by the New Jersey landlord.
          As of March 31, 2008, we incurred approximately $7.6 million of the $14.6 million in planned construction costs. The total cost is not expected to significantly exceed the estimate of $14.6 million; however, we are currently exploring the opportunity of purchasing additional equipment, which would allow us to produce additional product which is in high demand by the retail market. The estimated cost of this additional equipment would be approximately $1.2 million and would be paid for out of working capital.
          The remaining net proceeds of the stock and bond offerings of $10.8 million (net proceeds of $25.4 million less $14.6 million set aside for construction) is being used to fund our marketing and administrative expenses during the construction period, and fund principal and interest reserves specified in the bond offering. The additional costs for the build-out of the Woodbridge facility by the landlord are not included in these costs. We expect to either negotiate and execute a plant management agreement or to hire a qualified plant manager and the appropriate operating personnel prior to commencement of the Woodbridge facility’s operations. We will continue to develop relationships and negotiate purchase agreements for our end products in the agribusiness, turf management, and retail markets during the construction and start-up period.
Full-scale Operations
          Operations at the Woodbridge facility are expected to achieve the initial design capacity of 250 tons per day within four to six months following commencement of operations, which we believe will occur at the end of the second quarter of 2008. Upon commencement of operations, there will be two revenue streams: (1) tip fees that in our potential markets range from $50 to $100 per ton, and (2) product sales. Tip fees are paid to us to receive the organic waste stream from the waste hauler; the hauler pays us, instead of a landfill, to take the waste. If the haulers source separate and pay in advance, they will be charged tip fees that are up to 20% below market. Operations are expected to be stabilized at design capacity within four to six months of commencement.
          Operations at the Gonzales facility began in February 2008, with the production of approximately 25 tons per day of liquid fertilizer. This output is presently being sold into the California agricultural market.
Future Development
          Subject to the availability of development capital for which we have no current commitments, we intend to commence development and construction of other facilities while completing construction of our Woodbridge facility. The timing of our next facility is dependent on many factors, including locating property suited for our use, negotiating favorable terms for lease or purchase, obtaining regulatory approvals, and procuring raw material at favorable prices.

          We anticipate that our next facility will be located in Rhode Island. We have signed an option for a lease with the Rhode Island Resource Recovery Corporation for a proposed facility in Johnston, Rhode Island. Other locations in Massachusetts and New York as well as other states will be considered as determined by management.
          In each contemplated market, we have started development activity to secure a facility location. We have also held preliminary discussions with state and local regulatory officials and raw material suppliers. We believe that this preliminary development work will allow us to develop and operate a third facility by the end of 2009, subject to the availability of debt financing for which we have no current commitments. We believe we will be able to use much of the engineering and design work done for our Woodbridge facility for subsequent facilities, thus reducing both the time and costs associated with these activities. We expect to form a separate wholly owned subsidiary for each facility to facilitate necessary bond financing and manage risk.
Trends and Uncertainties Affecting our Operations
          We are subject to a number of factors that may affect our operations and financial performance. These factors include, but are not limited to:
■	the available supply and price of organic food waste;

■	the market for liquid concentrate and solid organic fertilizer;

■	increasing energy costs;

■	the unpredictable cost of compliance with environmental and other government regulation; and

■	the time and cost of obtaining USDA, state or other product labeling designations.
          Demand for organic fertilizer and the resulting prices customers are willing to pay also may not be as high as our market studies suggest. In addition, supply of organic fertilizer products from the use of other technologies or other competitors may adversely affect our selling prices and consequently our overall profitability.
Critical Accounting Policies and Estimates
          Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to our consolidated financial statements.
          We evaluate our estimates on an on-going basis. The most significant estimates relate to intangible assets, deferred financing and issuance costs, and the fair value of financial instruments. We base our estimates on historical company and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which, form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from those estimates.
          The following is a brief discussion of our critical accounting policies and methods, and the judgments and estimates used by us in their application.
          Share-Based Compensation. We account for equity instruments exchanged for services in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” Under the provisions of SFAS No. 123R, share-based compensation issued to employees is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the grant). Share-based compensation issued to non-employees is measured at grant date, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more readily measurable, and is recognized as an expense over the requisite service period. Stock options in 2006 were calculated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; expected volatility factor of 38.816%; and

an expected term of five years. The fair value for the 10,000 immediately vesting stock options granted in 2007 was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions; risk-free interest rate of 4.9%; no dividend yield; expected volatility factor of 16.9%; and an expected term of five years. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable, and depend upon, among other things, many factors outside of our control, such as the results of our operations and other economic conditions. Accordingly, our estimates and judgments may prove to be incorrect and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions.
          Other Long-Lived Assets. We account for our long-lived assets (excluding goodwill) in accordance with SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,” which requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, such as technological changes or significantly increased competition. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets, calculated using a discounted cash flow model. There is inherent subjectivity and judgments involved in cash flow analyses such as estimating revenue and cost growth rates, residual or terminal values and discount rates, which can have a significant impact on the amount of any impairment.
          Other long-lived assets, such as identifiable intangible assets, are amortized over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the assets may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flows .. If impaired, the resulting charge reflects the excess of the assets’ carrying cost over its fair value. As described above, there is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment. Also, if market conditions become less favorable, future cash flows (the key variable in assessing the impairment of these assets) may decrease and as a result we may be required to recognize impairment charges in the future. Estimates and judgments used in the preparation of our financial statements are, by their nature, uncertain and unpredictable, and depend upon, among other things, many factors outside of our control, such as the results of our operations and other economic conditions. Accordingly, our estimates and judgments may prove to be incorrect and actual results may differ, perhaps significantly, from these estimates under different estimates, assumptions or conditions.
          Capitalization of Interest Costs. We have capitalized interest costs, net of certain interest income, in accordance with Statement of Financial Accounting Standards No. 62, “Capitalization of Interest Cost Involving Certain Tax-Exempt Borrowings and Certain Gifts and Grants,” related to our New Jersey Economic Development Authority Bonds in the amounts of $588,053, $403,572 and $-0- as of March 31, 2008, December 31, 2007 and December 31, 2006, respectively .. Capitalized interest costs are included in construction in progress on the consolidated balance sheets.
          Construction in Progress. Construction in progress includes amounts incurred for construction costs, equipment purchases and capitalized interest costs related to the construction of our Woodbridge facility.
           Restricted Cash. As of March  31, 2008 and December 31, 2007, we had remaining approximately $11,887,000 and $14,596,000, respectively, of restricted cash as required by our bond agreement. This cash was raised in our initial public offering and bond financing, both of which closed on February 16, 2007, and is set aside in three separate accounts consisting as of March 31, 2008, of $8,708,000 for the construction of the Woodbridge facility, $711,000 for the working capital requirements of the Woodbridge subsidiary while the facility is under construction and $2,468,000 in reserve for bond principal and interest payments along with a reserve for lease payments. We have classified this restricted cash as non-current to the extent that such funds are to be used to acquire non-current assets or are to be used to service non-current liabilities. Third party trustee approval is required for disbursement of all restricted funds.
           Fair Value of Financial Instruments. Statement of Financial Accounting Standards (SFAS) No. 107, “Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of our financial instruments consisting of cash, accounts payable, and accrued expenses approximate their fair value because of the short maturity of those instruments. The fair value of our term notes payable and New Jersey Economic Development Authority bond were estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of the term notes payable and the New Jersey Economic Development Authority bonds approximate their carrying value. Our financial instruments are held for other than trading purposes.

Liquidity and Capital Resources
          At March 31, 2008, we had total current assets of approximately $9.4 million consisting primarily of cash, restricted cash and prepaid assets, and had current liabilities of approximately $6.8 million, consisting primarily of accounts payable, accrued expenses and notes payable leaving us with total working capital of approximately $2.6 million. Non-current assets totaled $24.1 million and consisted primarily of restricted cash, construction in process and property and equipment. Non-current liabilities consist primarily of notes payable of $720,000 and bonds payable of $17,500,000 at March 31, 2008. We accumulated a net loss from inception through March 31, 2008 of approximately $12.8 million. Owners’ equity at March 31, 2008 was approximately $8.5 million. From inception through March 31, 2008, we generated revenues from operations of approximately $260,000 (all of which were earned in the first quarter of 2008).
          We issued 1,800,000 Class A warrants as part of our initial public offering. We also issued an additional 293,629 Class A warrants and 375,000 Class A warrants as part of the February 16, 2007 and January 24, 2008 financings, respectively. The exercise price of each Class A warrant is $8.25 per share. The Class A warrants expire on February 16, 2011, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercised when in-the-money or otherwise, and that we will never receive cash in connection with the exercise of the warrants. In the first quarter of 2008, 706,739 of the Class A warrants and 700 of the Class B warrants were voluntarily exercised, providing us with approximately $6.0 million in cash. Commencing January 2008, the remaining 1,761,890 Class A warrants (1,093,261 from the initial public offering, 293,629 from the February 2007 financing, and 375,000 from the January 2008 financing) were redeemable at our option, at a redemption price of $0.25 per warrant, if the closing price of our common stock, as reported on the Nasdaq Capital Market, equaled or exceeded $9.35 for five consecutive trading days. We are required to provide 30 days’ prior written notice to the Class A warrant holders of our intention to redeem the warrants. We have not provided notice of our intention to redeem the warrants because we have agreed with our bridge financing lenders and the lenders in the January 24, 2008 financing that we would not redeem the warrants until registration statements were in effect with respect to all of the Class A warrants and such a registration statements are not yet in effect. Once the registration statements are in effect and we provide notice of our intention to redeem the Class A warrants, we could receive proceeds of up to $14.7 million if all of the outstanding Class A warrants were exercised. We also issued 1,800,000 Class B warrants as part of our initial public offering, and 293,629 Class B warrants and 375,000 Class B warrants as part of the February 16, 2007 and January 24, 2008 financings, respectively, all of which have the same expiration date as the Class A warrants. These warrants are not redeemable, and, as such, we can provide no assurance that they will ever be exercised.
          We currently have manufacturing capabilities in our Gonzales facility as a means to generate revenues and cash. In addition, approximately $14.6 million of the net proceeds from our February 2007 equity and bond offerings, together with the $4.6 million of lease financing provided by the landlord of the facility, will be used to build our Woodbridge facility, which is expected to commence operations at the end of the second quarter of 2008. We believe that the remaining $10.8 million net proceeds from the equity and bond offerings, along with the proceeds from the exercise of our Class A warrants, which totaled approximately $6.0 million as of April 30, 2008, and cash flow from the Gonzales facility, will be sufficient to sustain our operations until the Woodbridge facility is completed or at least through the end of March 2009. With respect to the exercise of the Class A warrants, as described above, we agreed to not call any of our warrants until a registration statement registering the warrants was declared effective by the SEC. Until the registration statement is declared effective, we will not receive any proceeds from the exercise of these warrants. We can not estimate when the registration statement will be declared effective. However, if the registration statement is declared effective, as we have decided to redeem the Class A warrants, we could receive up to $14.7 million in additional funding if all of the Class A warrants were to be exercised. We do not expect to need to raise additional funds in the next 12 months as the expected cash flow from the Gonzales operations and the cash received from warrant exercises, to date, coupled with the restricted cash set aside for the Woodbridge operation are expected to be sufficient to fund our current operations until the plant in Woodbridge is cash flow positive and until the Gonzales facility build out is complete. Notwithstanding the foregoing, we will be required to raise additional funds in order to build our planned facility in Rhode Island, to refinance our current debt, or if we were to encounter unexpected expenses in connection with our operations. We do not have any commitments for additional equity or debt funding, and, moreover, we would not be permitted to borrow any future funds unless we obtain the consent of the bondholders of the New Jersey Economic Development Bond. We have obtained such consent for prior financing, but there is no guarantee that we can obtain such consent in the future.
          In January 2008, we borrowed $4,500,000 to fund the acquisition of the net assets purchased from WRI and UOP, to expand the Gonzales facility acquired from UOP, and to provide working capital. See “Introduction” above. We expect these funds to be sufficient to add capacity to the Gonzales facility. The failure to add capacity to the Gonzales facility, or any delays in completing such expansion, will inhibit the cash flow generation of the Gonzales facility, and therefore reduce the offset to the losses we are generating in other parts of our operations. Although we expect the Gonzales facility to be cash flow neutral even if the new capacity is not added, we do not expect that the Gonzales facility will provide any significant cash flow from operations without the additional capacity.
          Results of Operations
          Comparison of three months ended March 31, 2008 and 2007
          For the period from inception (May 3, 2003) until December 31, 2007, we were a development stage company with no revenues. We began to earn revenues from our Gonzales facility , which totaled approximately $260,000, during the quarter ended March 31, 2008, and therefore we are transitioning out of a development stage company. We incurred costs of production associated with these sales of approximately $220,000, generating a gross margin of approximately $38,000, or 15%. We expect the margin to improve as we increase capacity.
          We incurred operating costs and expenses of approximately $2.4 million and $880,000 for the three months ended March 31, 2008 and 2007, respectively. The principal components of the increase in operating expenses for the three month period ended March 31, 2008 over the three month period ended March 31, 2007 are:
■	$893,000 increase in general and administrative expenses due mainly to:
o	an increase in salaries of $130,000 for additional personnel;

o	$200,000 in professional fees relating to private placement financing;

o	$180,000 relating to recognition of liquidated damages associated with the private placement financing; and

o	$230,000 associated with our California operations;
■	$100,000 increase in research and development;

■	$80,000 increase in amortization; and

■	$490,000 increase in interest expense due mainly to interest on private placement financing, amortization of debt discount and a full quarter of interest in 2008 on our New Jersey Economic Development Bonds.
          Operating expenses incurred since inception (May 3, 2003) to March 31, 2008 were approximately $10,600,000 and consist principally of $8,056,000 for general and administrative expenses, $2,452,000 for research and development costs, and $78,000 for amortization expense. In addition, since inception through December 31, 2007, we incurred expenses of approximately $234,000 for amortization of capitalized costs and $2,937,000 of interest expense offset by earned interest income of approximately $953,000.
          As of March 31, 2008, we had current assets of approximately $9.4 million compared to $3.2 million as of December 31, 2007. Our total assets were approximately $33.5 million as of March 31, 2008 compared to approximately $22.2 million as of December 31, 2007. The majority of the increase in both current and total assets from December 31, 2007 to March 31, 2008 is due to receipt of approximately $6.0 million in cash from the voluntary exercise of our Class A warrants and $3.0 million in assets acquired with our acquisitions of UOP and WRI.
          As of March 31, 2008, we had current liabilities of approximately $6.8 million compared to $2.5 million at December 31, 2007. This significant increase is due largely to our private financing, net of discounts, of $2.3 million and loans issued in association with our acquisitions of UOP and WRI. In addition, we had long-term liabilities of approximately $18.2 million as of March 31, 2008 as compared to $17.6 million at December 31, 2007. This increase is primarily due to the issuance of long term notes payable in association with our acquisition of UOP and WRI.
          For the three months ended March 31, 2008, we had negative cash flow from operating activity of approximately $1.4 million, consisting primarily of losses from operations offset by certain non-cash items such as depreciation, amortization of deferred financing fees and amortization of discounts on private financing and an increase in accounts payable. For the three months ended March 31, 2008, we also had negative cash flow from investing activity of $1.4 million, primarily related to the purchase of UOP assets. The negative cash flow from both operating and investing activity was offset by approximately $10.2 million in positive cash flow from financing activity comprising approximately $6.0 million from the exercise of warrants, and $3.7 million from the proceeds of private financing.
          Comparison of year ended December 31, 2007 and 2006
          We incurred operating costs and expenses of approximately $4,084,000 and $3,726,000 for the years ended December 31, 2007 and 2006, respectively, and approximately $10,374,000 for the period from inception (May 3, 2003) until December  31, 2007.
          As of December 31, 2007, we had current assets of approximately $3.2 million compared to $210,000 as of December 31, 2006. Our total assets were approximately $22.2 million as of December 31, 2007 compared to approximately $1.6 million as of December 31, 2006. The majority of the increase in both current and total assets from 2006 to 2007 is due to restricted cash that was raised in our initial public offering of common stock and the issuance of New Jersey Economic Development Bonds, both of which closed on February 16, 2007.
          As of December 31, 2007, we had current liabilities of approximately $2,501,000 compared to $3,734,000 at December 31, 2006. This significant decrease is due largely to the payment of bridge loans and demand notes. In addition, we had long-term liabilities of approximately $17,589,000 as of December 31, 2007 as compared to $0 at December 31, 2006. This increase is due to the issuance of the New Jersey Economic Development Bonds in February 2007.
          For the twelve months ended December 31, 2007 we had negative cash flow from operating activity of approximately $3.7 million, consisting primarily of loss from operations offset by certain non-cash items such as depreciation, amortization of deferred financing fees, stock issued for extension of bridge financing and an increase in accounts payable and accrued interest. We also had negative cash flow from investing activity of $19.6 million, primarily related to the establishment of restricted cash accounts. The negative cash flow from both operating and investing activity was offset by approximately $23.5 million in positive cash flow from financing activity comprised primarily of $16.5 million from the issuance of bonds and $8.9 million from the proceeds of our initial public offering.
Off-Balance Sheet Transactions
          We do not engage in material off-balance sheet transactions.

BUSINESS
Company History
          Converted Organics Inc. is transitioning from a development stage company (first reported revenues were in February 2008) to a fully operational company that seeks to construct processing facilities that will use food waste as raw material to manufacture all-natural soil amendment products combining nutritional and disease suppression characteristics. In addition to our sales in the agribusiness market, we plan to sell and distribute our products in the turf management and retail markets. We have obtained a long-term lease for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord is modifying and that we will equip as our first internally constructed organic waste conversion facility (we refer to this facility as the Massachusetts Strategic Envirotechnology Partnership Program Woodbridge facility”). We currently have no operations at the Woodbridge facility, and do not expect to generate any revenue until the facility is completely operational, and we expect to commence operations at the end of the second quarter of 2008. On January 24, 2008, we acquired the operating facility in Gonzales, California of United Organic Products of California, or UOP, which facility is operational and began to generate revenue for us in February 2008 (we refer to this facility as the “Gonzales facility”). Also, on January 24, 2008, we acquired the technology of Waste Recovery Industries, LLC, or WRI, which technology will allow us to operate future facilities using our own technology rather than licensing technology from a third party. In addition, we have an option on a long-term lease for a facility in Rhode Island. Construction has not yet begun at the Rhode Island location and is not expected to commence until some time in the future and is dependent upon obtaining appropriate financing.
          We were incorporated under the laws of the state of Delaware in January 2006. In February 2006, we merged with our predecessor organizations, Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, in transactions accounted for as a recapitalization. These predecessor organizations provided initial technical and organizational research that led to the foundation of our current business plan.
           On February 16, 2007, we successfully completed an initial public offering of stock and successfully completed a bond offering with the New Jersey Economic Development Authority. The net proceeds of the stock offering of $8.9 million, together with the net proceeds of the bond offering of $16.5 million, are being used to develop and construct the Woodbridge facility, fund our marketing and administrative expenses during the construction period and fund specific principal and interest reserves specified in the bond offering. Of the total net proceeds of the stock and bond offerings of $25.4 million, $14.6 million will be used in the construction of the Woodbridge facility and the remaining $10.8 million has been or will be used for the items mentioned above. We believe that the $14.6 million available for the construction of the Woodbridge facility, together with an additional $4.6 million in lease financing from the landlord, will provide sufficient capital to complete the construction of the facility as it was originally planned. The additional monthly rent to repay the $4.6 million in lease financing is expected to be generated from operations once the facility is complete, and will not be paid from the proceeds of the initial public offering of stock or the New Jersey Development Authority bonds. As of March 26, 2008, we have committed an additional $1.5 million for upgrades to the Woodbridge facility to allow us to produce additional products for sale in the retail markets. We feel that the additional sales associated with these upgrades will improve the return on our investment.
          On January 24, 2008, we acquired the assets, including the intellectual property, of WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or HTLC, system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products. The acquisition allows us to utilize the proprietary technology and process in all of our future waste to fertilizer facilities and allows us to produce product using our own technology.
          Also, on January 24, 2008, we acquired the net assets of UOP, which was under common ownership with WRI. With this acquisition, we acquired a leading liquid fertilizer product line, as well as a state-of-the-art production facility that services a West coast agribusiness customer base through established distribution channels. This facility is operational and began to generate revenues for us in February 2008.
Our Revenue Sources
          Our revenue will come from two sources:  “tip” fees and product sales. Waste haulers will pay the tip fees to us for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
Our Woodbridge Facility
          Converted Organics of Woodbridge, LLC, a New Jersey limited liability company and wholly owned subsidiary of the company, was formed for the purpose of owning, constructing and operating the Woodbridge facility, which we expect to commence operations at the end of the second quarter of 2008.
          We entered into a 10-year lease with a 10-year option to renew, which we have exercised, for approximately 60,000 square feet of space in a portion of an existing building. The existing building is being upgraded to accommodate the conversion process and to house our processing equipment. The property has been surveyed and does not lie within any special flood hazard area.
          Our process engineer, Weston Solutions, Inc., completed the design for the Woodbridge facility. We entered into guaranteed maximum price contracts with construction, mechanical and electrical contractors to build the processing facility. A guaranteed maximum price contract is a contract to construct the facility that is guaranteed by a bond obtained by the contractor.
          We entered into an agreement on November 15, 2006 with Royal Waste Services, Inc. of Hollis, New York to provide up to 200 tons of organic food waste per day to the facility. We have also had discussions with several other solid waste-hauling companies and numerous waste generators regarding additional feedstock for the facility. The facility will receive feedstock by truck over local roads. The fertilizer products produced at the facility are expected to be delivered by truck and rail to customers.
          Our conversion process has been approved for inclusion in the Middlesex County and New Jersey State Solid Waste Management Plan. We have been granted our Class C recycling permit, which is the primary environmental permit for this project. The remaining required permits are primarily those associated with the construction and operation of any manufacturing business.
          The facility is expected to use significant amounts of electricity, natural gas and steam. We expect to use the services of an energy management firm to purchase natural gas and electricity, and water will be provided by the Town of Woodbridge. Wastewater will be discharged by permit into the local sewage system.
          Our Woodbridge facility will receive raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area. This facility has been approved for inclusion in the Middlesex County and New Jersey State Solid Waste Management Plans. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually.
Our Gonzales Facility
           On January 24, 2008, we acquired the Gonzales facility which is currently producing 25 tons per day of liquid organic fertilizer. We expect to produce 50 tons per day upon completion of upgrades to the facility, at which time both liquid and dry product will be produced. We expect to continue to operate the Gonzales facility while the plant upgrades take place. We anticipate that all upgrades will be completed by the end of the third quarter of 2008. Converted Organics of California, LLC, a California limited liability company and our wholly owned subsidiary, was formed for the purpose of owning, upgrading and operating the Gonzales facility.
          On January 24, 2008, we entered into a 10-year lease for land in Gonzales, California, where our Gonzales facility is located. The land is leased from Valley Land Holdings, LLC, a California LLC whose sole member is the Executive Vice President, Chief Technology Officer and a director of Converted Organics Inc. The lease provides for a monthly rent of $9,000. The lease is also renewable for three 5-year terms after the expiration of the initial 10-year term. In addition, we own the Gonzales facility and the operating equipment used in the facility. Valley Land Holdings’ assets and liabilities consist primarily of land and a mortgage note payable on the land, and its operations consist of rental income on the land from us and related operating expenses.
 Future Expansion of Business
           In addition to our Gonzales and Woodbridge facilities, our strategic plan calls for the development and construction of facilities in Rhode Island, Massachusetts and New York. We currently are planning to operate these new facilities using the technology that we acquired in our acquisition of WRI. We anticipate that we will be able to use much of the engineering and design work used in our Gonzales facility.
          In each of our contemplated locations, we have:
■	Engaged a local businessperson well acquainted with the community to assist us in the permitting process and development of support from community groups;

■	Participated in numerous meetings with state, county and local regulatory bodies as well as environmental and economic development authorities; and

■	Identified potential facility sites.
           As new facilities commence production, we also anticipate we will achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities is spread over a larger volume of product. As the overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers who may require larger quantities of fertilizer to efficiently utilize their distribution systems.
          To date, we have undertaken the following activities in the following markets to prepare to develop additional facilities:
■	In Rhode Island, we have proposed construction of a 10,000-ton per year manufacturing facility to service the entire Rhode Island market. We are working with the Rhode Island Resource Recovery Corporation, or RIRRC, the agency responsible for managing solid waste in the state, to build a facility on a state-owned and operated landfill, thereby greatly reducing the time associated with permitting and construction. The RIRRC has reviewed the technology we have licensed and has included it as an option in the 2006 update to its solid waste plan. On January 15, 2008, we announced that we had executed an option to lease with the RIRRC to possibly build an organic fertilizer facility in Johnston, Rhode Island. We are negotiating a term sheet with the RIRRC for a facility and hope to reach an agreement during the second quarter of 2008. We have not yet secured the necessary permits or financing to construct this facility.

■	In Massachusetts, we have performed initial development work in connection with construction of a proposed 15,000-ton per year manufacturing facility to serve the eastern Massachusetts market. Our proposal to develop this facility is currently under review by the property owner.

■	In New York City, we have proposed construction of a 15,000-ton per year manufacturing facility in the South Bronx to service the New York City market. We have held discussions with both the New York City Department of Environmental Protection and the New York State Department of Environmental Conservation.
 Conversion Process
          The process to be used in the Woodbridge facility to convert food waste into our solid and liquid fertilizer products is based on technology called “Enhanced Autothermal Thermophilic Aerobic Digestion” (EATAD). The EATAD process was developed by International Bio-Recovery Corporation, or IBRC, a British Columbia company that possesses technology in the form of know-how integral to the process and that has licensed to us their technology for organic waste applications in the metropolitan New York and Northern New Jersey area. In simplified terms, EATAD means that once the prepared foodstock is heated to a certain temperature, it self-generates additional heat (autothermal), rising to very high, pathogen-destroying temperature levels (thermophilic). Bacteria added to the feedstock use vast amounts of oxygen (aerobic) to convert the food waste (digestion) to a rich blend of nutrients and single cell proteins. Foodstock preparation, digestion temperature, rate of oxygen addition, acidity and inoculation of the microbial regime are carefully controlled to produce products that are highly consistent from batch to batch.
The products we plan to manufacture using our process will be positioned as:
■	A stand-alone fertilizer with plant nutrition, disease suppression and soil enhancement (amendment) benefits. The solid and liquid forms have a nutrient composition of approximately 3% nitrogen, 2% phosphorous and 1% potassium (3-2-1 NPK); or

■	A blend to be added to conventional fertilizers and various soil enhancements to improve the soil as required by the end users.
           The efficacy of our products has been demonstrated both in university laboratories and multi-year growth trials funded by us and by IBRC. These field trials have been conducted on more than a dozen crops including potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. While these studies have not been published, peer-reviewed or otherwise subject to third-party scrutiny, we believe the trials and other data show our solid and liquid products produced using the EATAD process will have several valuable attributes:
■	Plant nutrition. Historically, growers have focused on the nitrogen (N), phosphorous (P) and potassium (K) content of fertilizers. As agronomists have gained a better understanding of the importance of soil culture, they have turned their attention to humic and fulvic acids, phytohormones and other micronutrients and growth regulators not present in petrochemical-based fertilizers. Our products will have NPK content of approximately 3-2-1 and will be rich in micronutrients. Both products can be modified or fortified to meet specific user requirements.

■	Disease suppression. Based on field trials using product produced by our licensed technology, we believe our products will combine nutrition with disease suppression characteristics to eliminate or significantly reduce the need for fungicides and other crop protection products. The products’ disease suppression properties have been observed under controlled laboratory conditions and in documented field trials. We also have other field reports that have shown the liquid concentrate to be effective in reducing the severity of powdery mildew on grapes, reducing verticillium pressure on tomatoes and reducing scab in potatoes.

■	Soil amendment. As a result of its slow-release nature, our dry fertilizer product increases the organic content of soil, improving granularity and water retention and thus reducing NPK leaching and run-off.

■	Pathogen-free. Due to high processing temperatures, our products are virtually pathogen-free and have extended shelf life.
           Nexant ChemSystems, Inc., a process engineering and strategic marketing research firm, evaluated our products’ projected economic yield — the market value of the crop less the costs of production — to the end user and concluded based on review of various growth trials that the economic yield of crops grown with fertilizer produced by IBRC using the EATAD process increased by an average of 11% with respect to the liquid product and 16% with respect to the dry product compared with control groups. With respect to cotton, potatoes and blueberries, economic yield increased by 16%, 19% and 30%, respectively, compared with control groups.
          We plan to apply to the U.S. Department of Agriculture, or USDA, and various state agencies to have our products produced by the EATAD process be labeled as an organic fertilizer or separately as an organic fungicide. We expect organic labeling, if obtained, to have a significant positive impact on pricing. Unlike many organic fertilizers, our products will be fully converted during the EATAD process and therefore have consistent quality, be stable, odor-free and convenient for storage and shipping. They will also have a relatively high nutrient content and will be free of pathogens. Our products will be positioned for the commercial market as a fertilizer supplement or as a material to be blended into traditional nutrition and disease suppression applications.
          In January 2008, we acquired the assets, including the intellectual property, of WRI. This acquisition makes us the exclusive owner of the proprietary technology and process known as the High Temperature Liquid Composting, or HTLC, system, which processes various biodegradable waste products into liquid and solid organic-based fertilizer and feed products. The liquid fertilizer produced at our Gonzales facility is labeled as an organic fertilizer. The HTLC technology is now used in our Gonzales facility and can be used in all of our future operating plants, except the Woodbridge facility which is licensed to use the EATAD technology and any future facility in the New York City metropolitan area. As exclusive owner of the HTLC technology, we expect to achieve the same or better operating results as we would with the licensed EATAD technology at a lower operating cost. Pursuant to the terms of the acquisition of the assets of WRI, we pay a fee for each ton of additional capacity added to our current or planned expansion. We anticipate that over time this fee will be less than the royalty expense paid for use of the licensed EATAD technology.
IBRC License
          Pursuant to a July 2003 know-how license agreement, IBRC granted us an exclusive license for a term of 40 years to use its proprietary EATAD technology for the design, construction and operation of facilities within a 31.25 mile radius from City Hall in New York City for the conversion of organic waste into solid and liquid organic material. The license permits us to use the technology at our Woodbridge facility site; restricts the ability of IBRC and an affiliated company, Shearator Corporation, to grant another know-how or patent license related to the EATAD technology within the exclusive area; and restricts our ability to advertise or contract for a supply of organic waste originating outside the same exclusive area. The licensed know-how relates to machinery and apparatus used in the EATAD process.
          We are obligated to pay IBRC an aggregate royalty equal to 9% of the future gross revenues from the sale of product produced by the Woodbridge facility. The license agreement containing this royalty provision may be terminated at IBRC’s option, if we do not commence continuous operations at the Woodbridge facility, as defined in the license agreement, by February 1, 2009. We are also obligated to purchase IBRC’s patented macerators and shearators, as specified by or supplied by IBRC or Shearator Corporation, for use at the Woodbridge facility.
           In addition, we paid $139,978 to IBRC in 2007 for a non-refundable deposit on a second plant licensing agreement. We also agreed to pay IBRC approximately $245,000 in twelve equal monthly installments for market research, growth trials and other services. As of December 31, 2007, we had paid approximately $143,000 of this amount which has been included in research and development in our consolidated statements of operations.
           The license agreement restricts the sale of products from the facilities covered by the license to the Eastern Seaboard as discussed under “—Marketing and Sales — Product Sales and Distribution.” Also, pursuant to the license agreement, we have granted a proposed cooperative called Genica, which has yet to be formed and of which IBRC will be a member, a right of first refusal to market all of our products using the licensed IBRC technology, in accordance with the terms and upon payment to us of the price listed on our then current price list. If we propose to sell end products to a third party for a price lower or otherwise on terms more favorable than such published price and terms, Genica also has a right of first refusal to market such products on the terms and upon payment to us of the price proposed to the third party.
           This IBRC license is in effect for our Woodbridge facility. Our Gonzales facility operates under different technology (HTLC) that we acquired in our acquisition of WRI. We also intend to use this HTLC technology in the construction of future operating plants outside of the New York metropolitan area.
Marketing and Sales
          Target Markets
          The concern of farmers, gardeners and landscapers about nutrient runoffs, soil health and other long-term effects of conventional chemical fertilizers has increased demand for organic fertilizer. We have identified three target markets for our products:
■	Agribusiness: horticulture, hydroponics and aquaculture;

■	Turf management: golf courses, sod farms and commercial, institutional and government facilities; and

■	Retail sales: home improvement outlets, garden supply stores, nurseries, Internet sales and shopping networks.
          Agribusiness:  Today, the focus is on reducing the use of chemical products and at the same time meeting the demand for cost-effective, environmentally responsible alternatives. This change in focus is the result of:
■	Consumer demand for safer, higher quality food;

■	The restriction on use of registered chemical products. Several U.S. government authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the USDA regulate the use of fertilizers.;

■	Environmental concerns and the demand for sustainable technologies;

■	Demand for more food for the growing world population; and

■	The cost effectiveness and efficacy of non-chemical based products to growers.
          Consumer demand for organic food products increased throughout the 1990s to date at approximately 20% or more per annum. In the wake of the USDA’s implementation of national organic standards in October 2002, the organic food industry has continued to grow. According to the Nutrition Business Journal, annual sales of organic foods have expanded almost four-fold from $3.6 billion in 1997 to 2005 and averaged annual growth of 19.4% over the six-year period of 1998 to 2003. Organic foods were 61% of the $22.8 billion natural and organic foods market and 2.5% of the $557 billion U.S. foods market (excluding food service) in 2005, up from a penetration rate of 0.8% of the U.S. food market in 1997.
          Farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. We believe U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.
          Turf management:  We believe golf courses will continue to reduce their use of chemicals and chemical-based fertilizers to limit potentially harmful effects, such as chemical fertilizer runoff. The United States Golf Association, or USGA provides guidelines for effective environmental course management. These guidelines include using nutrient products and practices that reduce the potential for contamination of ground and surface water. Strategies include using slow-release fertilizers and selected organic products and the application of nutrients through irrigation systems. Further, the USGA advises that the selection of chemical control strategies should be utilized only when other strategies are inadequate. We believe that our all-natural, slow-release fertilizer products will be well received in this market.
          Retail sales:  According to The Freedonia Group, a business research company, the $6 billion U.S. market for packaged lawn and garden consumables will grow 4.5% in 2008. Fertilizers, mulch and growing media will lead gains, especially rubber mulch, colored mulch and premium soils. The growth of organic consumables is expected to be nearly double the rate of growth of conventional products but remain a small segment.
            Product Sales and Distribution
           Products manufactured at our Woodbridge facility using the licensed IBRC technology may be sold under the names Genica SG-100 for the solid fertilizer and Genica LC-200 for the liquid fertilizer, if we join a proposed marketing cooperative described in the two paragraphs below. Our license with IBRC restricts the sale of products from this facility to the Eastern Seaboard states, including Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, District of Columbia, North Carolina, South Carolina, Georgia and Florida.
          We plan to sell and distribute our products by creating a sales organization or joining the proposed marketing cooperative. Our sales organization will target large purchasers of fertilizer products for distribution in our target geographic and product markets. Key activities of the sales organization will include introduction of us and our products and the development of relationships with targeted clients. In addition, we have had preliminary discussions with manufacturers’ representatives to explore sales of our products in appropriate retail outlets.
          IBRC is planning to form a marketing cooperative called Genica which is proposed to support IBRC’s plant licensees. Genica is designed to serve as the marketing, sales, distribution, research and development organization for products produced using the IBRC technology. As a plant licensee, we are eligible to join Genica. The cooperative may offer several strategic advantages and would allow us to sell our end products through proposed marketing, sales and distribution channels. If we join, we expect to benefit from research and development functions performed by the cooperative as well as from what IBRC has accomplished in the past.

          Our Gonzales and future plants will not be subject to these territory or cooperative restraints as they may operate using the HTLC technology that we acquired from WRI.
           In order to develop a consistent sales and distribution strategy, we have hired a seasoned professional to serve as Vice President of Sales. In addition, with our acquisition of UOP, we have retained the services of employees who are currently selling product into the agribusiness market.
Environmental Impact of Our Business Model
Organic food waste, the raw material of our manufacturing process, comes from a variety of sources. Prior to preparation, food must be grown or raised, harvested, packaged, shipped, unpacked, sorted, selected and repackaged before it finds its way into markets, restaurants or home kitchens. Currently, this process creates a large amount of food waste, particularly in densely populated metropolitan areas such as New York City, Northern New Jersey, and Eastern Massachusetts. Traditionally, the majority of food waste is disposed of in either landfills or incinerators that do not produce a product from this recyclable resource. We intend to use a demonstrated technology that is environmentally benign to convert waste into valuable all-natural soil amendment products.

Food waste comprises 15 to 20% of the nation’s waste stream. Disposing of or recycling food waste should be simple, since organic materials grow and decompose readily in nature. However, the large volumes of food wastes generated in urban areas combined with a lack of available land for traditional recycling methods, such as composting, make disposal of food wastes increasingly expensive and difficult. Landfill capacity is a significant concern, particularly in densely populated areas. In addition, landfills may create negative environmental effects including liquid wastes migrating into groundwater, landfill gas, consumption of open space, and air pollution associated with trucking waste to more remote sites. The alternative of incineration may produce toxic air pollutants and climate-changing gases, as well as ash containing heavy metals. Incineration also fails to recover the useful materials from organic wastes that can be recycled. Traditional composting is a slow process that uses large tracts of land, may generate offensive odors, and may attract vermin. In addition, composting usually creates an inconsistent product with lower economic value than the fertilizer products we will produce.

Our proposed process occurs in enclosed “digesters” housed within a building that will use emissions control equipment, resulting in minimal amounts of dust, odor, and noise. By turning food waste into a fertilizer product using an environmentally benign process, we anticipate that we will be able to reduce the total amount of solid waste that goes to landfills and incinerators, which may in turn reduce the release of greenhouse gases such as methane and carbon dioxide.

The following table summarizes some of the advantages of our proposed process compared with currently available methods employed to dispose of organic food waste:
Comparison of Methods for Managing Food Waste

Method	Environmental Impacts	Products

Landfilling	Loss of land	Landfill gas (minimal energy generation at some landfills)

Groundwater threat

Methane gas

Air pollution from trucks

Useful materials not recycled

Undesirable land use

Incineration	Air pollution	Electricity (only at some facilities)

Method	Environmental Impacts	Products
Toxic emissions

Useful materials not recycled

Disposal of ash still required

Composting	Groundwater threat	Low value compost

Odor

Vermin

Slow — takes weeks

Substantial land required

Converted	No air pollution or solid waste
Organics		Natural fertilizer

No harmful by-products

Removal of waste from waste stream

Consumption of electricity and natural gas

Discharge of treated wastewater into sewage system
           Environmental regulators and other governmental authorities in our target markets have also focused more recently on the potential benefits of recycling increased amounts of food waste. For example, the New Jersey Department of Environmental Protection, or NJDEP , estimates nearly 1.5 million tons of the state’s total waste stream is food waste, but in 2003, only 221,000 tons were recycled. The 2005 NJDEP Statewide Solid Waste Management Plan focuses particularly on the “food waste” recycling stream as one of the most effective ways to create significant increases in recycling tonnages and rates. In New York, state and local environmental agencies are taking measures to encourage the diversion of organics from landfills and are actively seeking processes consistent with health and safety codes. The goal is to further reduce the amount of waste going to landfills and other traditional disposal facilities, particularly waste that is hauled great distances, especially in densely populated areas in the Northeast. In 2005, the RIRRC began an examination of the bulk food waste processing technology of our technology licensor to determine whether using our licensed technology would be economically feasible, cost-effective, practicable, and an appropriate application in Rhode Island. The RIRRC completed its review and included the technology in their 2006 Solid Waster Master Plan. In Massachusetts, the State Solid Waste Master Plan has also identified a need for increased organics-processing capacity within the state and has called for a streamlined regulatory approval path.
Competition
          We believe we will be operating in a very competitive environment in our business’s three dimensions — organic wastestream feedstock, technology and end products — each of which is quickly evolving. We believe we will nevertheless be able to compete effectively because of the abundance of the supply of food waste in our proposed geographic markets, the pricing of our tip fees and the quality of our proposed products and technology.
          Organic Wastestream.  Competition for the organic waste stream feedstock includes landfills, incinerators and traditional composting operations. Organic waste streams are generally categorized as pre- and post-consumer food waste, lawn and garden waste, and bio-solids, including sewage sludge or the by-product of wastewater treatment. Some states, including New Jersey, have begun to regulate the manner in which food waste may be composted. New Jersey has created specific requirements for treatment in tanks, and we believe our Woodbridge facility will be the first approved in-vessel processing facility in the state. In Massachusetts, state regulators are considering a ban on the disposal of organic materials at landfills and incinerators once sufficient organic processing capacity exists within the state, which if adopted would provide a competitive advantage for our process.
          Technology.  There are a variety of technologies used to treat organic wastes including composting, digestion, hydrolysis and thermal processing. Companies using these technologies may compete with us for organic material.
          Composting is a natural process of decomposition that can be enhanced by mounding the waste into windrows to retain heat, thereby accelerating decomposition. Large-scale compost facilities require significant amounts of land for operations that may not be readily available or that may be only available at significant cost in major metropolitan areas. Given the difficulties in controlling the process or the consistent ability to achieve germ-killing temperatures, the resulting compost is often inconsistent and, we believe, generally would command a lower market price than our product.
          Digestion may be either aerobic, like the EATAD process, or anaerobic. Anaerobic digestion is, in simple terms, mechanized in-vessel composting. In addition to compost, most anaerobic digestion systems are designed to capture the methane generated. While methane has value as a source of energy, it is generally limited to on-site use, as it is not readily transported.
          Hydrolysis is an energy-intensive chemical process that produces a by-product, most commonly ethanol. Thermal technologies extract the Btu content of the waste to generate electricity. Food waste, which is typically 75-90% water, is generally not a preferred feedstock. Absent technological breakthroughs, we believe neither hydrolysis nor thermal technologies are expected to be accepted for organic food waste processing on a large-scale in the near term.
           End Products.  The organic fertilizer business is relatively new, and we believe it is highly fragmented, under-capitalized and growing rapidly. We are not aware of any dominant producers or products currently in the market. There are a number of single input, protein-based products, such as fish, bone and cottonseed meal, that can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. In this sense they are similar to our products but have odor, stability and shelf life or seasonality problems.
          Most of the 50 million tons of fertilizer consumed annually in North America is mined or derived from petroleum. These petroleum-based products generally have higher nutrient content (NPK) and cost less than organic fertilizers. However, as agronomists better understand how soil, root and stem/leaf systems interact, we believe the importance of micronutrients has become more highly valued. Petrochemical additives have been shown to deaden the soil, which ironically contributes to higher nutritional requirements. Traditional petrochemical fertilizers are highly soluble and readily leach from the soil. Slow release products that are coated or specially processed command a premium. However, we believe the economic value offered by petrochemicals, especially for field crops including corn, wheat, hay and soybeans, will not be supplanted in the foreseeable future.
          Despite a large number of new products in the end market, we believe that our products have a unique set of characteristics. We believe positioning and branding the combination of nutrition and disease suppression characteristics will differentiate our products from other organic fertilizer products to develop market demand, while maintaining or increasing pricing. In view of the barriers to entry created by the supply of organic waste, regulatory controls and the cost of constructing facilities, we do not foresee a dominant manufacturer or product emerging in the near-term.
 Government Regulation
          Our end products may be regulated or controlled by state, county and local governments as well as various agencies of the Federal government, including the Food and Drug Administration and the Department of Agriculture.
          In addition to the regulations governing the sale of our end products, our facilities will be subject to extensive regulation. We will need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, and township and state agencies having control over the specific properties.
          For our Woodbridge facility, we have obtained various permits and approvals to operate a recycling center and a manufacturing facility, including among others: a Class C recycling permit; land use and site plan approval; an air quality permit; a discharge permit; treatment works approval and a storm water runoff permit; building construction permits; and a soil conservation district permit.

          Environmental regulations will also govern the operation of our facilities. Our future facilities will most likely be located in urban industrial areas where contamination may be present. Regulatory agencies may require us to remediate environmental conditions at our locations.
Employees
          As of May 20, 2008, we had 22 full-time employees, 8 of whom were in management and administration and 8 of whom were employed in our Gonzales facility. Once the Woodbridge facility reaches its initial design capacity of 250 tons per day, we expect to have another 14 full-time employees at that location, working in the areas of general plant management, equipment operation, quality control, maintenance, laborers, and administrative support. We are also planning for additional employees in the sales, marketing, finance, technology and administrative areas.
Properties
          We have entered a 10-year lease, which we have renewed for an additional 10 years, for property located in an industrial area of Woodbridge, New Jersey. This is the site upon which our Woodbridge facility is being constructed. The lease covers 60,000 square feet of a 300,000 square foot building. The rent is $32,500 per month for the first 5 years. In year 6, the rent increases by 5% and will increase 2% per year in years 7 through 10. On January 18, 2007, we executed a lease amendment to compensate the landlord for costs incurred in connection with a buildout of the leased space. During years 2 through 10, we will pay an additional $45,402 per month under the amendment, for total rent expense of $77,902 per month. In year 11, the rent will increase by 5% and will increase an additional 2% per year in years 12 through 15. The rent will increase 5% in year 16 and, thereafter, will increase 2% per year through the remainder of the term. We are responsible for payment of common area maintenance fees and taxes based upon our percentage of use relative to the whole facility and for our separately metered utilities. The additional rent associated with the buildout of the facility is approximately $4.6  million and will be repaid as discussed above. This buildout allowance represents additional financing to us and is not included in the estimated costs of $14.6 million to complete the Woodbridge facility.
          On January 24, 2008, we entered into a 10- year lease for land in Gonzales, California, where our Gonzales facility is located. The land is leased from Valley Land Holdings, LLC, a California LLC whose sole member is our Executive Vice President , Chief Technology Officer, and a director of Converted Organics Inc. The lease provides for a monthly rent of $9,000. The lease is renewable for three 5-year terms after the expiration of the initial 10-year term.
          We currently lease, on a month-to-month basis, approximately 2,500 square feet of office space for our headquarters in Boston, Massachusetts. We pay rent of $2,800 per month for this space. We may terminate the office lease at any time upon 30 days advance written notice.

DESCRIPTION OF CAPITAL STOCK
     The following information describes our capital stock as well as certain provisions of our certificate of incorporation and bylaws .. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
          Our authorized capital stock consists of 40,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value. As of May 14, 2008, we had 5,554,277 shares of common stock and no shares of preferred stock outstanding.
Common Stock
          Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of 50% or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock , if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock.
          Holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, will receive a 5% common stock dividend until the Woodbridge facility has commenced commercial operations. We will not issue fractional shares as a part of the dividend program or shares with respect to the calendar quarter in which we commence commercial operations.
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. The terms of our New Jersey bond issue restrict our ability to pay cash dividends. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon, in addition to the terms of the New Jersey bond financing and any future bond or bank financings, our financial condition, results of operation, capital requirements and other factors our board of directors may deem relevant. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in our business. The payment of cash dividends on the common stock is, therefor, unlikely in the foreseeable future.
Holders of the Class A warrants and Class B warrants issued as a component of the units sold by us in the offering may currently purchase 1.276 shares of common stock for each warrant exercised. This includes the additional shares issuable as a result of the stock dividends we have declared since the issuance of the warrants through April 14, 2008.
Class A Warrants
          General. The Class A warrants may be exercised until the expiration date, which is February 13, 2012. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $8.25 per share. In addition, the warrant provides for anti-dilution protection in connection with our issuance of any stock dividends, which we have declared since the issuance of the warrants. Accordingly, holders of the Class A warrants may currently purchase 1.276 shares of common stock for each warrant exercised. The warrant exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class A warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class A warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          Redemption. We will have the right to redeem the Class A warrants at a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time after the date on which the closing price of our common stock, as reported on Nasdaq, equals or exceeds $9.35, for five consecutive trading days, which occurred in January 2008. We will send a written notice of redemption by registered or certified mail, return receipt requested to the transfer agent and to all holders of record of the Class A warrants at their respective addresses appearing on the books or transfer records of the company or such other address designated in writing by the holder of record to the Warrant Agent not less than 40 days prior to the redemption date. No other form of notice or publication will be required. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.
Class B Warrants
          General. The Class B warrants may be exercised until the expiration date, which is February 13, 2012. Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $11.00 per share. In addition, the warrant provides for anti-dilution protection in connection with our issuance of any stock dividends, which we have declared since the issuance of the warrants. Accordingly, holders of the Class B warrants may currently purchase 1.276 shares of common stock for each warrant exercised. The warrant exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the -money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          No Redemption. The Class B warrants are non-redeemable.
Provisions Applicable to the Class A and Class B Warrants
          Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.
          Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. We will make equivalent changes in warrants if we effect a reverse stock split.
          In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock and the securities received on such exercise had been held through the record date of the reorganization or recapitalization.
          If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.
Underwriter’s Warrants
          In connection with our initial public offering, we issued to the underwriter warrants to purchase 131,219 units, consisting of 131,219 shares of our common stock, 131,219 Class A warrants and 131,219 Class B warrants. The underwriter’s warrants will be exercisable for units at any time beginning February 13, 2008 until February 13, 2012. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. We will cause the registration statement of which this prospectus is part to remain effective until the earlier of February 13, 2012 and the time that all the underwriter’s warrants have been exercised, or will file a new registration statement covering the exercise and resale of these securities. If we cannot honor the exercise of the underwriter’s warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the underwriter’s warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the representative’s warrants by payment of cash, it is possible that the underwriter’s warrants will never be settled in shares or payment of cash. The common stock and public warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.
Preferred Stock
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
          The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.
2006 Stock Option Plan
          Our 2006 Stock Option Plan currently authorizes the grant of up to 1,666,667 shares, and the plan provides an “evergreen provision” pursuant to which the number of shares issuable under the will automatically increase on January 1 of each year by 20% of the number of shares of our common stock outstanding on the last day of the prior fiscal year. Under the plan, we may issue restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of March 31, 2008, there were outstanding options to purchase 513,000 shares under our plan.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
          Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

          Staggered Board. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.
          Special Meetings. Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors or at the written request of holders of at least 50% of the shares outstanding and entitled to vote.
          Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.
          Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
■	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

■	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

■	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.
          The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitation of Director Liability
          The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of the directors’ fiduciary duty of care. Although the law does not change the directors’ duty of care, it enables corporations to limit available relief in most cases to equitable remedies such as an injunction. Our certificate of incorporation limits the liability of directors to us or our stockholders to the fullest extent permitted by applicable law. Specifically, our directors will not be personally liable to us or our stockholders for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:
■	for any breach of the director’s duty of loyalty to us or our stockholders;

■	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

■	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

■	for any transaction from which the director derived an improper personal benefit.
Indemnification
          To the maximum extent permitted by law, our bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our employees and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been our director, officer, employee or agent. In addition, we must advance or reimburse directors and officers, and may advance or reimburse employees and agents, for expenses incurred by them as a result of indemnifiable claims.
Transfer Agent, Warrant Agent and Registrar
          The transfer agent and registrar for our common stock and warrant agent for the public warrants is Computershare Shareholder Services, Inc., and its wholly owned subsidiary, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.
Listing
          Our common stock, Class A warrants and Class B warrants are listed on the Nasdaq Capital Market and the Boston Stock Exchange.

INCORPORATION BY REFERENCE
          The SEC allows us to “ incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The information incorporated by reference is an important part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.
          We incorporate by reference into this prospectus the following documents:
■	our Annual Report on Form 10-KSB/A for the year ended December 31, 2007, filed with the SEC on May 8, 2008, which incorporates by reference certain sections from our proxy statement filed with the SEC on April 29, 2008, which we also incorporate by reference into this prospectus;

■	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 15, 2008; and

■	our Current Reports on Form 8-K, filed with the SEC on January 15, 2008; January 29, 2008 (as amended on May 8, 2008); March 13, 2008; April 4, 2008; April 11, 2008; April 30, 2008; and June 6, 2008.

          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:
Converted Organics Inc.
Edward J. Gildea
Chief Executive Officer
7A Commercial Wharf West
Boston, MA 02110
Attention: Corporate Secretary
(617) 624-0111
          These documents can also be requested through, and are available in, the Investor Relations section of our website, which is located at convertedorganics.com, or as described under “Where You Can Find More Information” below. The information and other content contained on or linked from our internet website are not part of this prospectus.
LEGAL MATTERS
          The validity of the shares of common stock being offered will be passed upon for us by Cozen O’Connor, Philadelphia, Pennsylvania.
EXPERTS
          The consolidated financial statements for the years ended December 31, 2007 and 2006 appearing in our annual report on Form 10-KSB/A for the year ended December 31, 2007 and incorporated by reference into this prospectus have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent set forth in their report, and are incorporated by reference into this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed a registration statement on Form S- 1 with the SEC with respect to the common stock, Class A warrants, and Class B warrants we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and accordingly we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

          You can read our SEC filings, including the registration statement, on the Internet at the SEC’s website at www.sec. gov. You can also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E. , Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1- 800-SEC-0330 for further information on the operation of the public reference room ..

3,286,218 Shares of Common Stock
131,219 Class A Warrants
131,219 Class B Warrants

PROSPECTUS

June 16, 2008